07023616

Impact capital

SEC No 82-34925

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

2 May 2007

SEC MAIL PROCESSING RECEIVED MAY 15 2007

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SUPPL

Dear Sir/Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect of the month of April 2007.

Sincerely

Alison Hill
Corporate Secretary (Joint)

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

9/10 Felix Street, Brisbane Q 4000, Australia.
Telephone: (07) 3211 9811

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

ASX / MEDIA RELEASE **27 April 2007**

ENHANCEMENTS TO QUARTERLY CASH FLOW REPORTS - APPENDIX 4C

Impact Capital Limited ("the Company") has made a number of enhancements to the standard disclosures of the Quarterly Cashflow Report. The enhanced disclosure format is to be adopted by the Company for reports issued for all future periods including for the quarter ended 31 March 2007.

The Company does not intend to amend and reissue all prior period reports. However to provide a clear explanation of the enhancements a copy of the report for the quarter ended 31 December 2006 issued on 31 January 2007 in the amended format is also attached and a summary of enhancements is as follows:

1. Reclassification of interest and fee income received to item 1.1 "receipts from customers".
   All receipts of interest and fee income derived by the Company have previously been disclosed at item 1.4 as "interest and other items of a similar nature received". The Company is of the view that item 1.4 should reflect only cashflows from passive or secondary investments. Accordingly the disclosures have been amended to reclassify the receipts from the Company's primary trading activities to item 1.1 "receipts from customers".

2. Reclassification of net increase in loans to customers to item 1.13 "other investing activities".
   The net cash outflows resulting from the increase in loans to customers have previously been disclosed at item 1.7 "other operating activities". The Company is of the view that this does not appropriately reflect the capital nature of the principal amounts loaned to customers and overstates the total cash outflows from operations. Accordingly the disclosures have been amended to reclassify these capital outflows at item 1.13 "other investing activities".

3. Additional commentary on specific cashflow items.
   A number of explanatory notes have been included at page 3 of the report to provide additional information to those readers who may not be familiar with certain unique aspects of the Company's operating activities or its history and the effect of this on the reported cashflows.

About Impact Capital

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Stock Exchange.

The company's five main product offerings relate to:

- Personal Injury claims;
- Matrimonial settlements;
- "*Inheritance Funding*" loans;
- Outlay disbursement funding for key legal firms and their clients; and
- Brokerage and commission entitlements

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

Impact Capital offers a unique facility that traditional lenders such as banks are unable to provide by lending a percentage of an expected payout to customers entitled to a qualifying settlement.

For further information please contact:

Alison Hill
Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Rule 4.7B

Appendix 4C
Initially released 31 January 2007
Reissued 27 April 2007

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN

22 094 503 385

Quarter ended ("current quarter")

31 DECEMBER 2006

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers for: (note 1)		
	(a) Interest income	1,070	1,777
	(b) Fee income	25	29
1.2	Payments to suppliers for		
	(a) staff costs	(340)	(642)
	(b) advertising and marketing	(128)	(262)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(228)	(626)
1.3	Dividends received	-	-
1.4	Other interest income received (note 2)	19	54
1.5	Interest expense and other costs of finance paid (note 3)	(336)	(588)
1.6	Income taxes paid	(369)	(369)
1.7	Other	-	-
	Net operating cash flows	**(287)**	**(627)**

Explanation of reissue:
A number of the disclosures in this report have been amended from those reflected in the report as originally released on 31 January 2007. These amendments have been made in order to provide readers with a clearer understanding of the Company's activities and resultant cashflows.

Details of the enhanced disclosures are outlined in the attached announcement to ASX dated 27 April 2007. Reports prior to this quarter have not been amended and reissued.

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	**Net operating cash flows (carried fwd)**	**(287)**	**(627)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments (note 4)	(3)	(3)
	(c) intellectual property	-	-
	(d) other intangible assets (software)	(10)	(27)
	(e) plant and equipment	(6)	(32)
	(f) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (note 5)	(44)	618
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) other intangible assets (software)	-	-
	(e) plant and equipment	-	-
	(f) other non-current assets		
1.11	Loans advanced to other entities	-	-
1.12	Loans repaid by other entities (note 6)	-	903
1.13	Other (note 7)		
	(a) loans advanced to customers	(8,220)	(14,811)
	(b) loans repaid by customers	3,928	6,907
	Net investing cash flows	**(4,355)**	**(6,445)**
1.14	**Total operating and investing cash flows**	**(4,642)**	**(7,072)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings (note 8)	6,000	9,000
1.18	Repayment of borrowings (note 8)	(2,500)	(3,580)
1.19	Dividends paid	-	-
1.20	Other	-	-
	Net financing cash flows	**3,500**	**5,420**
	Net increase (decrease) in cash held	**(1,142)**	**(1,652)**
1.21	Cash at beginning of quarter/year to date	2,288	2,798
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**1,146**	**1,146**

+ See chapter 19 for defined terms.

Explanatory notes to "Cash flows related to operating activities"

Note 1:	Receipts from customers Operational receipts from customers represent interest and fee income received on the repayment of loans. As the loans to customers are not subject to periodic repayments but are repaid in one sum on final settlement of the customers underlying legal matter, the amount of interest and fee income included in the operational receipts for the period can differ significantly from the accrual based calculation of interest and fee income for recognition in the profit for the same period. On a cumulative basis however the amounts are equal. Operational receipts from customers do not include repayments of principal amounts as these are considered to be cash flows related to investing activities (refer note 7 below). (a) Interest income Interest income received includes fees charged on the establishment of the loan which form an integral part of the effective interest rate charged on funds advanced. (b) Fee income Fee income received includes annual assessment and account servicing fees, the amount of which can not be established on commencement of the loan to customers and which does not form a part of the effective interest rate.
Note 2:	Other interest income is received on surplus cash deposits held at bank.
Note 3:	Interest and financing costs are paid on borrowings disclosed at item 3.1 below.

Explanatory notes to "Cash flows related to investing activities"

Note 4:	No additional equity investments have been purchased. However stamp duty on shares in Impact Holdings (UK) Plc issued as part of the total consideration for the sale of a subsidiary, Impact Funding (UK) Limited which occurred on 19 June 2006, has been paid in the current quarter. Refer also Items 5.1 to 5.3 below.
Note 5:	A substantial portion of the cash consideration for the sale of Impact Funding (UK) Limited was not received in the year ended 30 June 2006 but has been received in the year to date. A number of transaction costs associated with sale have been paid in the current quarter. Refer also items 5.1 and 5.3 below.
Note 6:	At 30 June 2006 loan monies were due from Impact Funding (UK) Limited. These have been received in the year to date. Refer also items 5.1 and 5.3 below.
Note 7:	Loans advanced to and repaid by customers represent principal amounts only and are classified as investing cash flows in recognition of their capital nature. Interest and fee receipts generated from this capital investment are classified as operating receipts from customers (refer note 1) rather than as investing cash flows.

Explanatory notes to "Cash flows related to financing activities"

Note 8.	The company's borrowings are structured as a bank bill facility and movements within the facility have been shown on a gross rather than net basis. Refer also item 3.1

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	126
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

At 30 June 2006 an amount of $1.2m was receivable in relation to the sale of a subsidiary, Impact Funding (UK) Limited. Of this amount $0.66m has been received in cash in the year to date however the remaining amount of $0.54m has been settled by the transfer of additional shares in the purchaser, Impact Holdings (UK) Plc, which are currently recognised in the consolidated balance sheet as an available for sale investment.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	15,000	14,000
3.2	Credit standby arrangements	-	-

The company has been in discussions with various institutions in relation to the loan facilities available at 31 December 2006 and has received an offer from its existing financier, the National Australia Bank Limited, extending the above facility to a limit of $40 million. The terms and conditions of this offer are under negotiation and are expected to be finalised in early February 2007.

The amount of the existing facility utilised at the current date (31 January 2007) remains at $14 million.

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,146	168
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other Term deposits with restricted use under terms of bank bill facility agreement but which considered cash for purposes of this cash flow statement	-	2,120
	Total: cash at end of quarter (item 1.23)	**1,146**	**2,288**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		Impact Funding (UK) Limited Sold 19 June 2006
5.2	Place of incorporation or registration		United Kingdom
5.3	Consideration for acquisition or disposal		At 30 June 2006 an amount of $1.2m of the sale consideration remained outstanding. Cash of $0.66m has been received in the quarter ended 30 September 2006 and related transaction costs of $0.04m have been paid in the quarter ended 31 December 2006. The remainder of the consideration receivable at 30 June 2006 has been settled through the non-cash transaction disclosed at Item 2.1 above.
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not* (delete one)~~ give a true and fair view of the matters disclosed.

Sign here: .... Date: ...27 APRIL 2007 (reissued)........
(Director ~~/ Company secretary)~~

Print name: RUSSELL ERIC TEMPLETON

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN	Quarter ended ("current quarter")
22 094 503 385	31 MARCH 2007

CONSOLIDATED STATEMENT OF CASH FLOWS

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers for: (note 1)		
	(a) Interest income	1,046	2,823
	(b) Fee income	32	61
1.2	Payments to suppliers for		
	(a) staff costs	(369)	(1,011)
	(b) advertising and marketing	(166)	(427)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(168)	(794)
1.3	Dividends received	-	-
1.4	Other interest income received (note 2)	9	63
1.5	Interest expense and other costs of finance paid (note 3)	(465)	(1,053)
1.6	Income taxes paid	-	(369)
1.7	Other	-	-
	Net operating cash flows	(81)	(707)

Note:
A number of the disclosures in this report have been amended from those reflected in prior period reports in order to provide readers with a clearer understanding of the Company's activities and resultant cashflows.

Details of the enhanced disclosures are outlined in the announcement "Enhancements to Quarterly Cash Flow Reports" released on 27 April 2007. Reports prior to the quarter ended 31 December 2006 have not been amended and reissued.

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	**Net operating cash flows (carried fwd)**	**(81)**	**(707)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments (note 4)	-	(3)
	(c) intellectual property	-	-
	(d) other intangible assets (software)	(13)	(40)
	(e) plant and equipment	(8)	(40)
	(f) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (note 4)	-	618
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) other intangible assets (software)	-	-
	(e) plant and equipment	-	-
	(f) other non-current assets	-	-
1.11	Loans advanced to other entities	-	-
1.12	Loans repaid by other entities (note 5)	-	903
1.13	Other (note 6)		
	(a) loans advanced to customers	(8,652)	(23,463)
	(b) loans repaid by customers	3,885	10,791
	Net investing cash flows	**(4,788)**	**(11,233)**
1.14	**Total operating and investing cash flows**	**(4,869)**	**(11,941)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings (note 7)	3,958	12,958
1.18	Repayment of borrowings (note 7)	-	(3,580)
1.19	Dividends paid	-	-
1.20	Other	-	-
	Net financing cash flows	**3,958**	**9,378**
	Net increase (decrease) in cash held	**(911)**	**(2,563)**
1.21	Cash at beginning of quarter/year to date	1,146	2,798
1.22	Exchange rate adjustments to item 1.20		-
1.23	**Cash at end of quarter**	**235**	**235**

+ See chapter 19 for defined terms.

Explanatory notes to "Cash flows related to operating activities"

Note 1:	Receipts from customers Operational receipts from customers represent interest and fee income received on the repayment of loans. As the loans to customers are not subject to periodic repayments but are repaid in one sum on final settlement of the customers underlying legal matter, the amount of interest and fee income included in the operational receipts for the period can differ significantly from the accrual based calculation of interest and fee income for recognition in the profit for the same period. On a cumulative basis however the amounts are equal. Operational receipts from customers do not include repayments of principal amounts as these are considered to be cash flows related to investing activities (refer note 7 below). (a) Interest income Interest income received includes fees charged on the establishment of the loan which form an integral part of the effective interest rate charged on funds advanced. (b) Fee income Fee income received includes annual assessment and account servicing fees, the amount of which can not be established on commencement of the loan to customers and which does not form a part of the effective interest rate.
Note 2:	Other interest income is received on surplus cash deposits held at bank.
Note 3:	Interest and financing costs are paid on borrowings disclosed at item 3.1 below.

Explanatory notes to "Cash flows related to investing activities"

Note 4:	A substantial portion of the cash consideration for the sale of Impact Funding (UK) Limited was not received in the year ended 30 June 2006 but has been received in the year to date. A number of transaction costs associated with sale have been paid in the current quarter. Refer also items 5.1 and 5.3 below.
Note 5:	At 30 June 2006 loan monies were due from Impact Funding (UK) Limited. These have been received in the year to date. Refer also items 5.1 and 5.3 below.
Note 6:	Loans advanced to and repaid by customers represent principal amounts only and are classified as investing cash flows in recognition of their capital nature. Interest and fee receipts generated from this capital investment are classified as operating receipts from customers (refer note 1) rather than as investing cash flows.

Explanatory notes to "Cash flows related to financing activities"

Note 7.	The company's borrowings are structured as a bank bill facility and movements within the facility have been shown on a gross rather than net basis. Refer also item 3.1

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	80
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

At 30 June 2006 an amount of $1.2m was receivable in relation to the sale of a subsidiary, Impact Funding (UK) Limited. Of this amount $0.66m has been received in cash in the year to date however the remaining amount of $0.54m has been settled by the transfer of additional shares in the purchaser, Impact Holdings (UK) Plc, which are currently recognised in the consolidated balance sheet as an available for sale investment.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	40,000	18,000
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	235	1,146
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other	-	-
	Total: cash at end of quarter (item 1.23)	**235**	**1,146**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		Impact Funding (UK) Limited Sold 19 June 2006
5.2	Place of incorporation or registration		United Kingdom
5.3	Consideration for acquisition or disposal		At 30 June 2006 an amount of $1.2m of the sale consideration remained outstanding. Cash of $0.66m has been received in the quarter ended 30 September 2006 and related transaction costs of $0.04m have been paid in the quarter ended 31 December 2006. The remainder of the consideration receivable at 30 June 2006 has been settled through the non-cash transaction disclosed at Item 2.1 above.
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not* (delete one)~~ give a true and fair view of the matters disclosed.

Sign here: .... Date: ...27 APRIL 2007.........................
(Director ~~/ Company secretary~~)

Print name: ..RUSSELL ERIC TEMPLETON..

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

END

+ See chapter 19 for defined terms.